

October 8, 2014

<u>Via E-mail</u>
Charles P. Theuer, M.D., Ph.D.
President and Chief Executive Officer
TRACON Pharmaceuticals, Inc.
8910 University Center Lane, Suite 700
San Diego, California 92122

> **Re: TRACON Pharmaceuticals, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted October 3, 2014**
> **CIK No. 0001394319**

Dear Dr. Theuer:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Sources of Liquidity, page 70</u>

1. Please tell us why you have not provided disclosure regarding developments since June 30, 2014. For example, it appears that the September 19, 2014 private placement of redeemable convertible preferred stock should be discussed.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Ibolya Ignat at (202) 551-3656 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Charles S. Kim, Esq.
        Sean M. Clayton, Esq.
        Kristin E. VanderPas, Esq.
        Cooley LLP
        4401 Eastgate Mall
        San Diego, California 92121